

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2014

<u>Via E-mail</u>
Jose Soto
President and Chief Executive Officer
Artesanias Corp.
Monte Oscuro
16th Street, Rio Abajo
Panama, Republic de Panama

> **Re: Artesanias Corp.**
> **Registration Statement on Form S-1**
> **Filed February 4, 2014**
> **File No. 333-193736**

Dear Mr. Soto:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. We note your statement in the prospectus that you are not a blank check company. However, it still appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended, in view of the following:

   - your disclosure indicates that you are a development stage company issuing penny stock;

   - you do not appear to have an office or place of business other than that provided by your sole officer and director;

   - you have not commenced operations and it is unclear whether you will be able to do so within the next 12 months;

   - you have a net loss of $600 to date and you have not generated any revenues to date;

   - you did not have any assets as of December 31, 2013; and

   - your registration statement contains very general disclosure related to the nature of your business and business plan.

   In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please provide a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

Cover Page of the Registration Statement

3. Please include a note to the registration fee table indicating the provision of Rule 457 under the Securities Act, as amended, on which you relied in calculating the registration fee. Please refer to Form S-1.

Prospectus Cover Page

4. Please revise to disclose the net proceeds that you may receive from this offering, assuming the sale of the minimum and maximum amount of the shares being offered. Please refer to Item 501(b)(3) of Regulation S-K.

5. We note your statement that you do not "plan" to use the prospectus before the effective date. Please advise us of the circumstances in which you would use the prospectus before the effective date of the registration statement.

Prospectus Summary and Risk Factors, page 4

The Company, page 4

6. Please disclose in this section that you have one employee, and that he will contribute approximately 20 hours per week to the development of your business, as you state elsewhere in your prospectus.

7. We note your statement that "[you] sell arts and crafts hand-made by the Indigenous tribes of Panama." Please clarify here and throughout the registration statement that you plan to sell arts and crafts hand-made by the Indigenous tribes of Panama, as it does not appear that you have yet commenced operations, obtained inventory, or generated revenue. Please ensure that in each instance in which you describe your proposed operations it is clear that the operations described represent your plans only, and that there is no guarantee that you will commence operations as described. Please also state in this section that you have not yet obtained any inventory of the products that you plan to sell.

The Offering, page 5

8. You state the offering shall terminate "when the sale of a minimum of 1,250,000 shares is completed." However, the preceding paragraph and the rest of the registration statement indicate that 1,500,000 shares is the minimum number of shares to be sold in the offering. Please revise this statement to clarify, if true, that one of the scenarios in which the offering will terminate is when the maximum number of shares offered (3,000,000) have been sold, or advise.

Risk Factors, page 7

9. Please include a risk factor regarding the level of ownership that Mr. Soto will retain following the offering and the likelihood that he will be able to control the company following the offering. In this regard, we note that it appears he will continue to own 50% of the company if the maximum number of shares offered are sold, and that he will own 75% of the company if the minimum offering level is achieved.

Use of Proceeds, page 13

10. We note your statement that, "[w]ithout realizing the minimum offering proceeds of $22,500, [you] will not be able to commence planned operations and implement [your] business plan." Please clarify here that if you are unable to realize the minimum offering proceeds, you will not receive any proceeds from the offering and subscriptions will be returned to investors, as you state elsewhere in the prospectus.

11. We note your statement that the proceeds listed under "Use of Net Proceeds" are listed in the order of priority of each such use of proceeds. However, in your Plan of Operation section on page 35, you indicate that proceeds will be used differently than the order in which they are listed in the table in this section. For example, in the Plan of Operations section you indicate that proceeds will first be utilized to build a website. Please revise this section and your Plan of Operation sections for consistency, as applicable.

Dilution, page 14

12. Please revise the computation of net tangible book value per share after the offering to reflect the impact of offering expenses on the assumed proceeds of the offering.

Description of Securities, page 16

13. We note your statement that in the opinion of your legal counsel, "all shares of common stock now outstanding are fully paid for and nonassessable." It does not appear that counsel has opined on such matter in the legal opinion filed as Exhibit 5.1. Please advise or delete this statement.

Description of Business, page 17

Business Development and Summary, page 17

14. Please briefly elaborate upon the "development and start-up activities" that you have initiated.

Principal Products and Principal Markets, page 18

15. We note that you plan to target collectors of authentic Panamanian crafts and prior purchasers of Panamanian products. Please briefly elaborate upon how you plan to identify such prospective customers.

Distribution Methods of the Products, page 19

16. Please describe how prospective customers will receive any products that they purchase on your website. In doing so, please clarify whether you plan to purchase products and hold inventory, and if so, where you plan to hold any such inventory. Please also disclose which party is responsible for the cost of shipping products from you to your prospective customers.

Industry Background and Competition, page 19

17. We note your statement that you "can thrive by establishing deep purchasing relationships with the regional tribes and marketing the hand-crafted pieces across a

broad geographic region." Please revise to clarify that this is your belief, as it does not appear that there is any guarantee that you will thrive.

Management's Discussion and Plan of Operation, page 34

Results of Operations for the period December 31, 2013 (Inception) to December 31, 2013, page 34

18. We note that management expects to "experience net cash out-flows for at least the next 12 months, given the developmental nature of [y]our business." Please disclose the projected rate of negative cash flow per month that underlies your assessment. Additionally, please disclose the period of time that available cash can sustain such operations.

Plan of Operation, page 35

19. We note your statement that you "believe that [you] will raise sufficient capital to establish [your] base of operations and initiate [your] business objectives." Please provide us with the basis for your belief in this regard, or remove this statement.

Background of Directors, Executive Officers, Promoters and Control Persons, page 37

20. We note your disclosure that in his spare time Mr. Soto is an entrepreneur and sells Panamanian crafts which he makes himself or purchases from other artists. Please revise the prospectus to clarify whether you plan to sell crafts made by Mr. Soto. Please also advise us whether Mr. Soto's other business activities could create a conflict of interest with the activities conducted by you, and revise the prospectus as applicable.

Security Ownership of Certain Beneficial Owners and Management, page 38

21. Please include a column in the beneficial ownership table that sets forth the amount and percentage of shares owned by Mr. Soto after the offering assuming the minimum number of shares offered are sold.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ta Tanisha Meadows, Staff Accountant, at 202.551.3322 or Robyn Manual, Staff Accountant, at 202.551.3823 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at 202.551.3485, Lisa Kohl, Staff Attorney, at 202.551.3252, or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara Ransom
Assistant Director

cc: Randall V. Brumbaugh